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                                                            Exhibit 99.4


                                 CHARTER FOR THE

                             COMPENSATION COMMITTEE

                                       OF

                          INFOSYS TECHNOLOGIES LIMITED

PURPOSE:

         The purpose of the Compensation Committee of the Board of Directors (the "Board") of Infosys Technologies Limited (the "Company") shall be to discharge the Board's responsibilities relating to compensation of the Company's executive directors and senior management. The Committee has overall responsibility for approving and evaluating the executive directors and senior management compensation plans, policies and programs of the Company.

         The Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement.

COMMITTEE MEMBERSHIP AND ORGANIZATION:

         The Compensation Committee will be appointed by and will serve at the discretion of the Board. The Compensation Committee shall consist of no fewer than three members. The members of the Compensation Committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

         The members of the Compensation Committee will be appointed by the Board on the recommendation of the Nominating Committee. Compensation Committee members will serve at the discretion of the Board.

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COMMITTEE RESPONSIBILITIES AND AUTHORITY:

         - The Compensation Committee shall annually review and approve for the CEO and the executive directors and senior management of the Company (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements/provisions, and (e) any other benefits, compensation or arrangements.

         - The Compensation Committee shall review the performance of all the executive directors on a quarterly basis on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year, in consultation with the CEO of the Company. The Compensation Committee may, from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

         - The Compensation Committee is responsible for administering the Company's stock option plans, including the review and grant of eligible employees under the plans.

         - The Compensation Committee may also make recommendations to the board with respect to incentive compensation plans.

         - The Compensation Committee may form and delegate authority to subcommittees when appropriate.

         - The Compensation Committee shall make regular reports to the Board.

         - The Compensation Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

         - The Compensation Committee shall annually review its own performance.

         - The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used by the Company to assist in the evaluation of CEO or executive directors and senior management compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

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